Exhibit 99.1

COGNOS INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(US$000s except share amounts, CDN GAAP)
(Unaudited)

	Three months ended August 31,		Six months ended August 31,

	2004	2003	2004	2003

		(restated) Note 3		(restated) Note 3
Revenue
Product license	$ 75,362	$ 62,234	$ 141,432	$ 120,035
Product support	76,156	66,162	150,943	130,289
Services	33,702	29,785	66,464	58,420

Total revenue	185,220	158,181	358,839	308,744

Cost of revenue
Cost of product license	546	1,106	1,167	2,217
Cost of product support	7,074	6,887	14,249	13,742
Cost of services	27,457	21,503	52,932	42,362

Total cost of revenue	35,077	29,496	68,348	58,321

Gross margin	150,143	128,685	290,491	250,423

Operating expenses
Selling, general, and administrative	90,230	81,495	180,739	161,733
Research and development	25,382	21,714	49,707	45,008
Amortization of stock based compensation	3,635	6,314	7,286	13,169
Amortization of intangible assets	1,619	2,476	3,241	5,070
Investment tax credits	(4,580)	(4,881)	(7,594)	(7,255)

Total operating expenses	116,286	107,118	233,379	217,725

Operating income	33,857	21,567	57,112	32,698
Interest expense	(8)	(154)	(79)	(325)
Interest income	1,781	1,543	3,185	2,587

Income before taxes	35,630	22,956	60,218	34,960
Income tax provision	11,389	11,428	19,226	18,214

Net income	$ 24,241	$ 11,528	$ 40,992	$ 16,746
Retained earnings at beginning of the period	213,192	227,787	205,768	215,714
Retroactive adjustment due to change in accounting policy	--	(84,625)	--	(77,770)
Repurchase of shares	(9,188)	--	(18,515)	--

Retained earnings at end of the period	$ 228,245	$ 154,690	$ 228,245	$ 154,690

Net income per share
Basic	$0.27	$0.13	$0.45	$0.19

Diluted	$0.26	$0.13	$0.44	$0.18

Weighted average number of shares (000s)
Basic	90,382	89,181	90,237	88,854

Diluted	92,849	91,806	92,771	91,365

(See accompanying notes)

COGNOS INCORPORATED
CONSOLIDATED BALANCE SHEETS
(US$000s, CDN GAAP)

	August 31, 2004	February 29, 2004

Assets	(Unaudited)	(Note 1)
Current assets

Cash and cash equivalents	$ 364,782	$ 224,830
Short-term investments	75,628	163,411
Accounts receivable	114,824	152,859
Prepaid expenses and other current assets	16,495	16,668
Deferred tax assets	1,815	2,445

	573,544	560,213
Fixed assets	69,048	71,292
Intangible assets	22,557	25,269
Goodwill	172,323	172,323

	$ 837,472	$ 829,097

Liabilities
Current liabilities
Accounts payable	$ 23,741	$ 30,698
Accrued charges	23,349	25,483
Salaries, commissions, and related items	52,231	59,903
Income taxes payable	5,550	5,875
Deferred revenue	155,759	178,752

	260,630	300,711
Deferred income taxes	19,861	18,730

	280,491	319,441

Stockholders' Equity
Capital stock
Common shares and additional paid-in capital
(August 31, 2004 - 90,417,883; February 29, 2004 - 89,902,895)	379,843	339,297
Treasury shares
(August 31, 2004 - 46,375; February 29, 2004 - 43,500)	(1,199)	(1,065)
Deferred stock-based compensation	(48,134)	(32,903)
Retained earnings	228,245	205,768
Accumulated other comprehensive loss	(1,774)	(1,441)

	556,981	509,656

	$ 837,472	$ 829,097

(See accompanying notes)

COGNOS INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$000s, CDN GAAP)
(Unaudited)

	Three months ended August 31,		Six months ended August 31,

	2004	2003	2004	2003

Cash flows from operating activities
Net income	$ 24,241	$ 11,528	$ 40,992	$ 16,746
Non-cash items
Depreciation and amortization	6,754	7,804	13,502	15,438
Amortization of deferred stock-based compensation	3,855	6,535	7,691	13,559
Amortization of other deferred compensation	--	62	7	124
Deferred income taxes	758	6,837	1,354	3,715
Loss on disposal of fixed assets	123	9	124	463

	35,731	32,775	63,670	50,045
Change in non-cash working capital
Decrease (increase) in accounts receivable	(8,472)	(5,109)	36,461	31,897
Decrease (increase) in prepaid expenses and other current assets	(699)	(772)	171	(3,860)
Decrease in accounts payable	(18)	(2,153)	(6,985)	(10,778)
Increase (decrease) in accrued charges	1,298	(1,263)	(1,897)	(7,072)
Increase (decrease) in salaries, commissions, and related items	8,468	2,005	(7,275)	(13,788)
Increase (decrease) in income taxes payable	2,048	1,297	(44)	1,159
Decrease in deferred revenue	(8,942)	(5,069)	(21,491)	(15,351)

Net cash provided by operating activities	29,414	21,711	62,610	32,252

Cash flows from investing activities
Maturity of short-term investments	99,081	53,058	244,674	116,810
Purchase of short-term investments	(85,566)	(88,339)	(156,961)	(133,039)
Additions to fixed assets	(4,637)	(5,089)	(7,710)	(11,498)
Additions to intangible assets	(460)	(365)	(529)	(686)
Business acquisition	--	(122)	--	(230)

Net cash provided by (used in) investing activities	8,418	(40,857)	79,474	(28,643)

Cash flows from financing activities
Issue of common shares	8,983	5,643	19,165	18,109
Purchase of treasury shares	(335)	--	(335)	(564)
Repurchase of shares	(9,866)	--	(19,855)	--
Decrease in long-term debt and long-term liabilities	--	--	--	(1,697)

Net cash provided by (used in) financing activities	(1,218)	5,643	(1,025)	15,848

Effect of exchange rate changes on cash	727	(985)	(1,107)	4,137

Net increase (decrease) in cash and cash equivalents	37,341	(14,488)	139,952	23,594
Cash and cash equivalents, beginning of period	327,441	200,670	224,830	162,588

Cash and cash equivalents, end of period	364,782	186,182	364,782	186,182
Short-term investments, end of period	75,628	98,260	75,628	98,260

Cash, cash equivalents, and short-term investments, end of period	$ 440,410	$ 284,442	$ 440,410	$ 284,442

(See accompanying notes)

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Corporation in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to interim financial statements applied on a consistent basis. The consolidated balance sheet as at February 29, 2004 has been extracted from the audited consolidated financial statements at that date. These consolidated financial statements do not include all of the information and footnotes required in the preparation of annual consolidated financial statements. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Corporation’s Annual Information Form for the fiscal year ended February 29, 2004.

The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

All information is presented in U.S. dollars, unless otherwise stated. Consolidated financial statements prepared in accordance with U.S. GAAP, in U.S. dollars, are made available to all shareholders, and filed with various regulatory authorities.

2.	Revenue Recognition

The Corporation recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants.

Substantially all of the Corporation’s product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is deferred, until the right of return lapses.

Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts, and that would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

Services revenue from education, consulting, and other services is recognized at the time such services are rendered. Many of the Corporation’s sales include both software and services. Where the service is (1) not essential to the functionality of any other element of the transaction and (2) stated separately such that the total price of the arrangement is expected to vary as a result of the inclusion or exclusion of the service, the software element is accounted for separately from the service element. Where these two criteria are not met, the entire arrangement is accounted for using the percentage of completion method in accordance with SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts.

For contracts with multiple obligations (e.g., delivered and undelivered products, support obligations, education, consulting, and other services), the Corporation allocates revenue to the undelivered items of the contract based on objective and reliable evidence of their fair value. Fair value is assigned to the delivered item using the residual method as outlined in Emerging Issues Committee Abstract 142, Revenue Arrangement with Multiple Deliverables. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the fair value of the undelivered items. Objective and reliable evidence of the fair value of product support elements is the renewal rate for such contracts and, for service elements, is the normal pricing and discounting practices for those products when they are sold separately; the residual is then assigned to the license element of the contract.

3.	Changes in Accounting Policy

In the fourth quarter of fiscal 2004, the Corporation adopted CICA Handbook section 3870, Stock-based Compensation and Other Stock-based payments, (“CICA 3870”) which requires the fair value based method of accounting for all stock-based compensation earned during the year. Under this method, the fair value of options is estimated on the date of grant and is recognized as compensation expense over the vesting period of the options. For stock purchase plans, the discount offered to employees is also considered as compensation expense and deducted from income. Prior to fiscal 2004, the Corporation accounted for all grants of options to directors and employees in accordance with the intrinsic value method of accounting for stock-based compensation which requires a compensation expense to be recorded if the exercise price of each option was less than the fair market value on the date immediately preceding the date of grant.

This change was applied retroactively effective March 1, 2003 to all stock options outstanding at March 1, 2000. The results of operations for the three and six-month periods ended August 31, 2003 have been restated and an adjustment to the opening balance of retained earnings at March 1, 2003 has been made to reflect the cumulative effect of the change on prior periods. This is in accordance with the transitional provisions of CICA 3870.

The effect of this change was to decrease net earnings by $3,635,000 or $0.04 per share and by $6,314,000 or $0.07 per share for the three-month periods ended August 31, 2004 and August 31, 2003, respectively. For the six-month periods ended August 31, 2004 and August 31, 2003, net earnings decreased by $7,286,000 or $0.08 per share and by $13,169,000 or $0.14 per share, respectively, due to this change. The opening retained earnings at March 1, 2003 and June 1, 2003 have been reduced by $77,770,000 and $84,625,000, respectively, due to this change in accounting policy.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

The fair value of the options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three months ended August 31,		Six months ended August 31,

	2004	2003	2004	2003

Risk-free interest rates	3.2%	2.9%	3.2%	2.9%
Expected volatility	51.0%	57.2%	51.0%	57.2%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected life of options (years)	4.3	4.3	4.3	4.3

4.	Goodwill

During the three and six months ended August 31, 2004, there were no additions to goodwill. During the three and six months ended August 31, 2003, there were additions to goodwill of $122,000 and $230,000, respectively. The additions during the three and six months ended August 31, 2003 were related to additional consideration paid to the former shareholders of Teijin Cognos Incorporated (“TCI”). This additional consideration was based on the net revenue of TCI during each quarter as per the terms of the original purchase agreement. The Corporation has designated the beginning of its fiscal year as the date for the annual impairment test, and performed the required test as of March 1, 2004. Based on this test, goodwill is not considered to be impaired.

	Three months ended August 31,		Six months ended August 31,

	2004	2003	2004	2003

	($000s)		($000s)
Beginning balance	$172,323	$170,099	$172,323	$169,991
Additions	--	122	--	230

Closing balance	$172,323	$170,221	$172,323	$170,221

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

5.	Intangible Assets

	As at August 31, 2004		As at February 29, 2004

	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Amortization Rate

	($000s)		($000s)

Acquired technology	$ 33,381	$20,131	$ 33,381	$18,161	20%
In-process technology	38,400	37,274	38,400	36,774	20%
					Compensation
Deferred compensation	8,945	8,945	8,945	8,938	Period
Contractual relationships	7,800	1,597	7,800	1,109	12.5%
Trademarks and patents	4,149	2,171	3,620	1,895	20%

	92,675	$70,118	92,146	$66,877

	(70,118)		(66,877)

Net book value	$ 22,557		$ 25,269

Amortization of intangible assets was $1,619,000 and $2,476,000 in the quarters ended August 31, 2004 and August 31, 2003, respectively, and was $3,241,000 and $5,070,000 in the six months ended August 31, 2004 and August 31, 2003, respectively. The estimated amortization expense related to intangible assets is as follows ($000s):

2005 (Q3 to Q4)	$3,271
2006	6,083
2007	5,431
2008	4,734
2009	1,207
2010	990
2011 and thereafter	841

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

6.	Commitments and Contingencies

Customer Indemnification

The Corporation has entered into licensing agreements with customers that include limited intellectual property indemnification clauses. These clauses are typical in the software industry and require the Corporation to compensate the customer for certain liabilities and damages incurred as a result of third party intellectual property claims arising from these transactions. The Corporation has not made any significant indemnification payments as a result of these clauses and, in accordance with Accounting Standards Boards Accounting Guideline (“AcG”) No. 14 Disclosure of Guarantees, has not accrued any amounts in relation to these indemnification clauses.

Legal Proceedings

The Corporation and its subsidiaries may, from time to time, be involved in legal proceedings, claims, and litigation that arise in the ordinary course of business. In the event that any such claims or litigation are resolved against Cognos, such outcomes or resolutions could have a material adverse effect on the business, financial condition, or results of operations of the Corporation.

7.	Income Taxes

The Corporation provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year.

8.	Stockholders’ Equity

The Corporation issued 467,000 common shares for $9.0 million, and 360,000 common shares for $5.6 million during the quarters ended August 31, 2004, and August 31, 2003, respectively. The Corporation issued 1,102,000 common shares for $19.2 million and 1,226,000 common shares for $18.1 million during the six months ended August 31, 2004, and August 31, 2003, respectively. The issuance of shares in all periods was pursuant to the Corporation’s stock purchase plan and the exercise of stock options by employees and officers.

During the three months ended August 31, 2004, the Corporation repurchased 287,000 shares in the open market at a value of $9.9 million under its share repurchase program and 10,000 shares at a value of $0.3 million under its restricted share unit plan. During the six months ended August 31, 2004, the Corporation repurchased 587,000 shares in the open market at a value of $19.9 million under its share repurchase program and 10,000 shares at a value of $0.3 million under its restricted share unit plan. During the three months ended August 31, 2003, the Corporation did not repurchase shares and, during the six-month period ended August 31, 2003, the Corporation repurchased 21,000 shares at a value of $0.6 million under the Corporation’s restricted share unit plan.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

Net Income per Share

The reconciliation of the numerator and denominator for the calculation of basic and diluted net income per share is as follows: (000s except per share amounts)

	Three months ended August 31,		Six months ended August 31,

	2004	2003	2004	2003

Basic Net Income per Share
Net income	$24,241	$11,528	$40,992	$16,746

Weighted average number of shares outstanding	90,382	89,181	90,237	88,854

Basic net income per share	$0.27	$0.13	$0.45	$0.19

Diluted Net Income per Share
Net income	$24,241	$11,528	$40,992	$16,746

Weighted average number of shares outstanding	90,382	89,181	90,237	88,854
Dilutive effect of stock options	2,467	2,625	2,534	2,511

Adjusted weighted average number of shares outstanding	92,849	91,806	92,771	91,365

Diluted net income per share	$0.26	$0.13	$0.44	$0.18

9.	Comprehensive Income

Comprehensive income includes net income and other comprehensive income (“OCI”). OCI refers to changes in net assets from transactions and other events, and circumstances not included in net income and other than transactions with stockholders. These changes are recorded directly as a separate component of Stockholders’ Equity. The only other comprehensive income item for the Corporation relates to foreign currency translation adjustments pertaining to those subsidiaries not using the U.S. dollar as their functional currency net of derivative gains or losses. For Canadian GAAP, this would be referred to as the currency translation account.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

The components of comprehensive income were as follows ($000’s):

	Three months ended August 31,		Six months ended August 31,

	2004	2003	2004	2003

Net income	$24,241	$11,528	$40,992	$16,746
Other comprehensive income (loss):
Foreign currency translation adjustments
	1,382	291	(333)	6,336

Comprehensive income	$25,623	$11,819	$40,659	$23,082

10.	Segmented Information

The Corporation operates in one business segment—computer software solutions.

11.	Liabilities in Connection with Acquisition

The Corporation undertook a restructuring plan in conjunction with the acquisition of Adaytum in January 2003. In accordance with Emerging Issues Committee No. 42, Costs Incurred On Business Combinations, the liability associated with this restructuring is considered a liability assumed in the purchase price allocation. The Corporation recorded restructuring costs of approximately $9.2 million in relation to this restructuring plan. These restructuring costs primarily relate to involuntary employee separations of approximately 90 employees of Adaytum, accruals for vacating leased premises of Adaytum, and related write-downs of leasehold improvements as well as asset write-downs of Adaytum. The employee separations impact all functional groups and geographic regions of Adaytum. The remaining accrual is included on the balance sheet as accrued charges and salaries, commissions, and related items. All amounts excluding lease payments are expected to be paid in fiscal 2005. Outstanding balances for lease payments will be paid over the lease term unless settled earlier. The Corporation does not believe that any unresolved contingencies, purchase price allocation issues, or additional liabilities exist that would result in a material adjustment to the acquisition cost allocation.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

The following table sets forth the activity in the Corporation’s restructuring accrual for the six-month period ended August 31, 2004:

($000s)	Employee separations	Other restructuring accruals	Total accrual

Balance as at February 29, 2004	$ 945	$ 3,498	$ 4,443
Cash payments during the first six months
of fiscal 2005	(563)	(193)	(756)

Balance as at August 31, 2004	$ 382	$ 3,305	$ 3,687

12.	Comparative Results

Certain of the prior period’s figures have been reclassified in order to conform to the presentation adopted during the current fiscal year. This change in presentation does not affect previously reported assets, liabilities, or results of operations.

13.	New Accounting Pronouncements

During October 2003, CICA Handbook section 1100, Generally Accepted Accounting Principles (“CICA 1100”), was issued and is effective for the Corporation’s fiscal year beginning March 1, 2004. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within GAAP. The adoption of CICA 1100 did not have a material impact on the Corporation’s financial condition or results of operations.

In June 2003, the CICA issued Accounting Guideline No.15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 requires the primary beneficiary of a variable interest entity to consolidate the variable interest entity. A variable interest entity is any legal structure used for business purposes that either (a) does not have equity investors or has equity investors that lack characteristics of control; or (b) the equity investment at risk does not provide sufficient financial resources for the entity to support its activities. AcG 15 is effective for reporting periods beginning on or after November 1, 2004 but may be adopted beforehand. The Corporation has determined that it owns a minority interest in an undercapitalized distributor that qualifies as a variable interest entity. The Corporation adopted AcG 15 on May 31, 2004 and its adoption did not have a material impact on the Corporation’s financial condition or results of operations.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

14.	Subsequent Event

Acquisition of Frango AB

On August 24, 2004, the Corporation made an offer to acquire all of the Series A shares and Series B shares outstanding in Frango AB, a Stockholm-based company specializing in consolidation and financial reporting solutions. The offer was adjusted on September 21, 2004 to eliminate a premium initially offered on the Series A shares. The total amount of the offer did not change. Under the terms of the adjusted offer, Frango shareholders will receive SEK 85.5 in cash for each Series A and Series B share outstanding. The total value of all shares outstanding is approximately $53.1 million. The Board of Directors of Frango unanimously recommended that the shareholders of Frango accept the offer.

The acceptance period for the Corporation’s offer ended on September 27, 2004. As of September 29, 2004, the Corporation controlled approximately 97% of the capital and approximately 98% of the votes of Frango. Payment of the offer price to shareholders who tendered their shares pursuant to the offer commenced on October 1, 2004. The Corporation intends to acquire all of the remaining shares of Frango through a compulsory acquisition process.

The Corporation is acquiring Frango primarily to add Frango’s consolidation and financial reporting software to its product suite and also to access Frango’s distribution channels in Europe and Asia.

Because the acquisition was completed in such close proximity to the date of filing of this quarterly report, the Corporation has not had an opportunity to determine the fair value of the assets acquired and liabilities assumed. Accordingly, it is not practicable to provide a purchase price allocation or the valuation of acquired intangible assets at this time. The Corporation is currently in the process of completing this analysis and expects to include the purchase price allocation in its next quarterly report on Form 10-Q for the period ended November 30, 2004. The operating results of Frango will be included in the Corporation’s consolidated financial results from the date of acquisition.